Exhibit 99.1

Disclosure about Oil and Gas Producing Activities – Accounting Standards Codification 932, “Extractive Activities – Oil and Gas” (unaudited)

The following disclosures have been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities – Oil and Gas”:

Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and Husky’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Husky’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2010, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of developed or undeveloped reserves as of that date.

Note that the numbers in each column of the tables throughout this exhibit may not add due to rounding.

Results of Operations for Producing Activities (1) (2) (unaudited)

	Canada			International			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	($ millions except per boe amounts)

Oil and gas production revenue	4,521	4,280	7,667	251	237	315	4,772	4,517	7,982

Operating costs
Lease operating expenses	1,450	1,357	1,469	30	30	25	1,480	1,387	1,494
Production taxes	61	65	93	—	—	—	61	65	93
Asset retirement obligation accretion	43	39	44	1	1	1	44	40	45

	1,554	1,461	1,606	31	31	26	1,585	1,492	1,632
Depreciation, depletion and amortization	1,381	1,324	1,457	191	73	48	1,572	1,397	1,505

Earnings before taxes	1,586	1,495	4,604	29	133	241	1,615	1,628	4,845
Income taxes	460	449	1,409	8	40	74	468	489	1,483

Results of operations	1,126	1,046	3,195	21	93	167	1,147	1,139	3,362

Amortization rate per gross boe	13.25	11.92	11.58	48.60	17.83	10.93	14.53	12.14	11.56
Amortization rate per net boe	16.17	14.59	14.47	65.33	21.60	14.77	17.79	14.85	14.48

Notes:

(1)	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.
(2)	Under U.S. GAAP, the depreciation, depletion and amortization for Canadian producing activities for 2010 amounted to $1,413 million (2009 — $1,341 million; 2008 — $1,435 million). Income taxes for Canadian producing activities under U.S. GAAP for 2010 amounted to $451 million (2009 — $444 million; 2008 — $1,415 million).

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (1) (unaudited)

	Canada	International		Total
		($ millions)
2010
Property acquisition
Proved	389	—		389
Unproved	62	—		62
Exploration	428	381	(2)	809
Development	2,088	63	(3)	2,151
Capitalized interest	16	14		30

Total costs incurred	2,983	458		3,441

Less: Proved acquisitions	389	—		389
Capitalized interest	16	14		30

Finding and development costs	2,578	444		3,022

2009
Property acquisition
Proved	220	—		220
Unproved	87	2		89
Exploration	259	549		808
Development	1,225	17		1,242
Capitalized interest	16	—		16

Total costs incurred	1,807	568		2,375

Less: Proved acquisitions	220	—		220
Capitalized interest	16	—		16

Finding and development costs	1,571	568		2,139

2008
Property acquisition
Proved	241	—		241
Unproved	244	45		289
Exploration	596	240		836
Development	2,209	5		2,214
Capitalized interest	—	—		—

Total costs incurred	3,290	290		3,580

Less: Proved acquisitions	241	—		241
Capitalized interest	—	—		—

Finding and development costs	3,049	290		3,339

Notes:

(1)	Development costs incurred exclude actual retirement expenditures and include asset retirement obligation incurred. Asset retirement obligation incurred for 2010 was $287 million (2009 - $75 million; 2008 - $40 million).
(2)	Total international exploration costs of $381 million pertain to the following countries: China - $369 million and Indonesia - $12 million. International exploration costs for Greenland - $3 million are included in the Atlantic Region within Canada exploration costs of $428 million.
(3)	Total international development costs of $63 million pertain to the following countries: China - $60 million and Libya - $3 million.

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.

Exploration costs include the costs of geological and geophysical activity, retaining undeveloped properties and drilling and equipping exploration wells.

Development costs include the costs of (i) drilling and equipping development wells; (ii) facilities to extract, treat, gather and store oil and gas; (iii) settle the related asset retirement obligations.

Exploration and development costs include administrative costs and depreciation of support equipment directly associated with these activities.

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2010, by the year in which the costs were incurred:

Withheld Costs (unaudited)	Total	2010	2009	2008	Prior to 2008
	($ millions)
Property acquisitions
Canada	67	—	—	—	67
International	30	—	—	—	30

	97	—	—	—	97

Exploration
Canada	2,546	563	1,189	794	—
International	479	437	42	—	—

	3,025	1,000	1,231	794	—

Development
Canada	968	436	47	485	—
International	32	9	5	5	13

	1,000	445	52	490	13

Capitalized interest
Canada	120	—	16	6	98

	4,242	1,445	1,299	1,290	208

Capitalized Costs Relating to Oil and Gas Producing Activities (unaudited)

	Canada	International	Total
	($ millions)
2010
Proved properties (1)	25,217	1,252	26,469
Unproved properties	3,406	836	4,242

	28,623	2,088	30,711
Accumulated DD&A	13,439	750	14,189

Net Capitalized Costs (2)	15,184	1,338	16,522

2009
Proved properties (1)	22,663	863	23,526
Unproved properties	3,125	827	3,952

	25,788	1,690	27,478
Accumulated DD&A	12,129	559	12,688

Net Capitalized Costs (2)	13,659	1,131	14,790

2008
Proved properties (1)	21,515	580	22,095
Unproved properties	2,703	485	3,188

	24,218	1,065	25,283
Accumulated DD&A	10,946	486	11,432

Net Capitalized Costs (2)	13,272	579	13,851

Notes:

(1)	Capitalized costs related to proved properties include the asset retirement obligations. The asset retirement obligations for the years presented were as follows:

	Canada	International	Total
	($ millions)
2010	844	11	855
2009	557	11	568
2008	488	6	494

(2)	The net capitalized costs for Canadian oil and gas exploration, development and producing activities under U.S. GAAP for 2010 were $14,848 million (2009 - $13,292 million; 2008 - $12,921 million). The net capitalized costs for International property oil & gas exploration, development and producing activities under U.S. GAAP for 2010 were $1,337 million (2009 - $1,130 million; 2008 - $578 million). Please refer to the Company’s Form 40-F for an explanation of the differences between Canadian and U.S. GAAP for oil and gas activities.

Oil and Gas Reserve Information (unaudited)

In Canada, Husky’s proved crude oil, natural gas liquids and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore the East Coast. Husky’s international proved reserves are located in China, Indonesia and Libya.

	Canada		International		Total
Reserves	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Total Company
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmboe)
Net proved reserves (1) (2) (3) (4)
End of year 2007	544	1,854	8	—	552	1,854	861

Revisions	(54)	2	1	—	(53)	2	(53)
Purchases	8	89	—	—	8	89	22
Sales	(1)	(16)	—	—	(1)	(16)	(3)
Improved recovery	10	28	—	—	10	28	15
Discoveries and extensions	30	125	—	—	30	125	51
Production	(73)	(170)	(3)	—	(76)	(170)	(104)

End of year 2008	464	1,912	6	—	470	1,912	789

Revisions (5)	60	(315)	5	—	65	(315)	12
Purchases	10	16	—	—	10	16	12
Sales	—	—	—	—	—	—	—
Improved recovery	6	—	—	—	6	—	6
Discoveries and extensions	81	67	—	—	81	67	93
Production	(63)	(167)	(3)	—	(66)	(167)	(94)

End of year 2009	558	1,513	8	—	566	1,513	818

Revisions	(6)	(41)	1	—	(5)	(41)	(12)
Purchases	2	161	—	—	2	161	28
Sales	—	(1)	—	—	—	(1)	—
Improved recovery	4	1	—	—	4	1	4
Discoveries and extensions	87	129	5	147	92	277	139
Production	(63)	(175)	(3)	—	(66)	(175)	(95)

End of year 2010	582	1587	11	147	593	1734	882

Net proved developed reserves (1) (2) (3) (4)
End of year 2007	407	1,494	8	—	415	1,494	664
End of year 2008	357	1,524	6	—	363	1,524	617
End of year 2009	360	1,265	8	—	368	1,265	579
End of year 2010	335	1327	6	—	341	1327	562

Notes:

(1)	Net reserves are the Company’s lesser royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.
(2)	Reserves are the estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.
(3)	Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.
(4)	Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(5)	Included in revisions is a reduction of 38 net mmboe of proved reserves as a result of the revised SEC guidelines for the method of determining prices on which the economics of the reserves are based.

(6)	The Company’s reserve replacement ratio(a) for the last three years was as follows:

Net proved oil and gas reserves	2010	2009	2008
Excluding acquisition & divestiture	138%	118%	13%
Including acquisition & divestiture	167%	130%	31%

Note:

(a)	Reserve replacement ratio calculated as reserves added during the period divided by total production during the period.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

The following information has been developed utilizing procedures prescribed by FASB Accounting Standards Codification 932, “Extractive Activities – Oil and Gas” and based on crude oil and natural gas reserve and production volumes estimated by our reserves evaluation staff. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Husky or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of Husky’s reserves.

The future cash flows presented below are based on 2010 average sales prices and cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2010 was based on the NYMEX 2010 average natural gas cash market price of U.S. $4.39/mmbtu (2009 average — U.S. $3.87/mmbtu; 2008 year-end — U.S. $5.41/mmbtu) and on crude oil prices computed with reference to the 2010 average WTI spot price of U.S. $79.46/bbl (2009 average — U.S. $61.18/bbl; 2008 year-end — U.S. $44.60/bbl).

	Canada (1)			International (1)			Total (1)
Standardized Measure (unaudited)	2010	2009	2008	2010	2009	2008	2010	2009	2008
	($ millions)
Future cash inflows	40,840	34,528	29,640	1,582	593	278	42,422	35,121	29,918

Future production costs	14,682	12,749	11,596	576	119	99	15,258	12,868	11,695
Future development costs	7,605	6,487	4,006	182	21	14	7,787	6,508	4,020
Future income taxes	4,752	3,989	3,667	255	144	48	5,007	4,133	3,715

Future net cash flows	13,801	11,303	10,371	570	309	117	14,371	11,612	10,488
Annual 10% discount factor	6,010	4,781	4,121	216	39	8	6,226	4,820	4,129

Standardized measure of discounted future net cash flows	7,791	6,522	6,250	354	270	109	8,145	6,792	6,359

Note:

(1)	The schedules above are calculated using year-end prices, costs, statutory income tax rates for 2008 and for 2009 and 2010, year average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future change in oil and gas prices and in production and development costs are excluded.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

	Canada (1)			International (1)			Total (1)
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	($ millions)
Present value at January 1	6,522	6,250	14,378	270	109	455	6,792	6,359	14,833
Sales and transfers, net of production costs	(3,129)	(2,913)	(6,167)	(227)	(215)	(294)	(3,356)	(3,128)	(6,461)
Net change in sales and transfer prices, net of development and production costs	2,982	1,918	(10,514)	99	187	(338)	3,081	2,105	(10,852)
Development cost incurred that reduced future development costs	2,697	1,518	2,450	6	5	5	2,703	1,523	2,455
Changes in estimated future development costs	(2,639)	(2,985)	(1,582)	(1)	(10)	(6)	(2,640)	(2,995)	(1,588)
Extensions, discoveries and improved recovery, net of related costs	1,235	1,881	1,572	169	23	18	1,404	1,904	1,590
Revisions of quantity estimates	(68)	313	107	43	241	12	(25)	554	119
Accretion of discount	911	863	2,032	39	16	66	950	879	2,098
Sale of reserves in place	(4)	—	(104)	0	—	—	(4)	—	(104)
Purchase of reserves in place	247	268	368	0	—	—	247	268	368
Changes in timing of future net cash flows and other	(579)	(388)	155	—	(6)	27	(579)	(394)	182
Net change in income taxes	(384)	(203)	3,555	(44)	(80)	164	(428)	(283)	3,719

Net increase (decrease)	1,269	272	(8,128)	84	161	(346)	1,353	433	(8,474)

Present value at December 31	7,791	6,522	6,250	354	270	109	8,145	6,792	6,359

Note:

(1)	The schedules above are calculated using year-end prices, costs, statutory income tax rates for 2008 and for 2009 and 2010, year-end average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.